FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

August 11, 2004

By:

Troy Bullock

CFO

MANAGEMENT DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the consolidated financial condition and results of operations of Norsat International Inc. (the “Company”) for the three months ended March 31, 2004 ..  The discussion should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes included therein for the three months ended June 3 0 , 20 04 and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2003 included in the Company's 2003 Annual Report.  All of the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated.  The Company's 2003 Annual Report and additional information may be found on the Company's web page at www.norsat.com and at www.sedar.com.

The date of this discussion is as of August 11, 2004.

Overall Performance

Second quarter revenues were $3.4 million, gross margins were 47%, and the net loss was $355,000, compared to revenues of $2.5 million, gross margins of 20% and a net loss of $2.7 million in the same period last year.  This is the third consecutive quarterly improvement over prior year results due to a significant turnaround in all of the Company's key operating metrics.

Historically the second quarter has always been the most challenging of the year, but our continued focus on strategic sales and marketing, particularly of our portable terminals, coupled with responsible cost control have propelled us to our best second quarter in years.

Highlights

  Norsat OmniLink™ portable terminals sold to customers in the U.S. and Asia including:

  Norsat NewsLink™ portable satellite terminals into two separate U.S. government agencies.

  Norsat NewsLink™ portable satellite terminals to JSAT Corporation of Japan. JSAT is planning to lease the NewsLink™ units along with JSAT's satellite services to Japanese broadcasters.

  Participated in several exhibitions and conferences around the world including the National Association of Broadcasters (NAB) in Las Vegas, Nevada.  NAB is well regarded as the largest tradeshow for broadcasters in the world.

Results of Operations

Revenues ($000's)	Three Months Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)
	2004	2003	2004	2003
Microwave	$2,238	$2,158	$4,893	$4,947
Satellite Systems:
Portable Terminals	1,133	-	2,836	300
Other Systems	-	354	-	632
	1,133	354	2,836	932
	$3,371	$2,512	$7,729	$5,879

Second quarter revenues were $3.4 million, up $0.9 million or 34% from the $2.5 million earned in the second quarter of 2003.  This significant increase is due to the growing market demand for Norsat's line of OmniLink™ portable satellite terminals.  Portable satellite terminal revenues were $1.1 million; over two   times the Satellite Systems revenue of $0.4 million during the second quarter of 2003.  The continuing success comes from having sound products that meet and exceed customer demands.

On the strength of previous portable satellite terminal sales, Norsat successfully penetrated additional segments of the U.S. military market as well as securing a strategic sale to JSAT Corporation of Japan, the largest satellite service provider in Asia.  The Microwave business continued to produce solid revenues of $2.2 million, consistent with the same period during the previous year.  On a year-to-date basis revenues were $7.9 million compared to $5.9 million in the same period in 2003, an increase of 34%.

Gross Margin	Three Months Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)
	2004	2003	2004	2003
Microwave	44%	23%	45%	19%
Satellite Systems	53%	-2%	51%	32%
	47%	20%	47%	21%

Gross margin dollars increased 217% from the same period in 2003 the fifth consecutive quarter-over-quarter improvement in margins. Gross margins of 47%, compared to 20% a year ago, reflect the higher margin portable terminal sales as well as the significant improvement in the Microwave business. The gross margin from portable terminals remained strong at 52% in the second quarter of 2004, a slight improvement from the 50% in the first quarter. Microwave margins remained steady at 44% compared to 45% in Q1 2004, and 23% in Q2 2003, reflecting the Company's efforts to lower Microwave product costs over the past year.  On a year-to-date basis gross margins were 47% compared to 21% in the same period last year, a 124% improvement.

We are very pleased with the continued strength of our revenues from portable terminal sales. Over the past two years, the Company has developed top-notch products with tremendous market appeal. Our OmniLink portable terminals are now being used by both broadcasters and military organizations around the world and we anticipate significant growth opportunities into both markets.  Late in the quarter, we expanded our sales force by adding a sales director, in both Europe and Asia, which has positioned us well to begin expanding our channel partners into these important regions. From a Microwave products perspective, we produced another solid quarter of revenues and margins, and combined with our portable terminal sales we delivered our best second quarter results in the last four years.

Operating Costs ($000's)	Three Months Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)
	2004	2003	2004	2003
SG&A	$1,205	$1,677	$2,630	$3,395
Product development	434	1,046	796	2,296
	$1,640	$2,723	$3,426	$5,691

Operating Expenses in the second quarter of 2004 declined 37% compared to the same quarter in 2003.  Selling, general and administrative (SG&A) expenses in the second quarter were $1.2 million, 28% lower than the $1.7 million in the same period last year and down $0.2 million from Q1 2004, primarily due to a continued reduction in administrative costs.  On a year-to-date basis SG&A expenses were $2.6 million compared to $3.4 million in the same period last year, an improvement of 24%.

Product development activities totaled $0.4 million for the second quarter, 58% lower than the $1.0 million spent in the same period of last year and consistent with the previous quarter.  On a year-to-date basis Product development expenses were $0.8 million compared to $2.3 million in the same period last year, a decrease of 65%.  The significant reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 in 2003. On-going development activities continue to be focused on projects generating near-term revenue from our line of portable terminals.

The funding segment of the Technology Partnerships Canada (TPC) agreement has been completed and as a result, no contributions were recognized in the quarter compared to contributions of $0.1 million in the same period last year. The Company has been very pleased with the strong support from the TPC program and will continue to pursue further opportunities.

	Three Months Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)
	2004	2003	2004	2003
Earnings (Loss) from continuing operations before amortization, restructuring and other expenses	$ (54)	$ (1,994)	$ 209	$ (3,769)

On a year to date basis earnings from continuing operations before amortization, restructuring and other expenses was $0.2 million compared to a loss of $3.8 million in the same period last year.  In the second quarter the Company incurred a loss of $54,136 compared to a loss of $2.1 million during the same period last year.

Other expenses for the second quarter decreased to  $0.1 million from  $0.2 million in the same period last year reflecting both cash and non-cash interest charges partially offset by gains from foreign currency and the disposal of capital equipment.

The net effect of the above factors was a net loss from continuing operations for the quarter of  $0.4 million or $0.01 per share basic and diluted, compared to a loss of  $2.7 million or $0.07 per share - basic and diluted in 2003.  On a year-to-date basis, the net loss from continuing operations is $0.3 million or $0.01 per share compared to a loss of $5.4 million in 2003.

On a year to date basis, net earnings were  $0.4 million or $0.01 per share - basic and diluted, a tremendous improvement from the net loss of  $5.4 million or $0.15 per share - basic and diluted for the same period of 2003.

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2004
Sales	$4,358	$3,371
Earnings (Loss) from continuing operations	$ 113	$(355)
Net earnings (Loss)	$ 732	$(355)
Earnings (Loss) per share from continuing operations	$0.00	$(0.01)
Net earnings per share, basic and diluted	$0.02	$(0.01)

2003
Sales	$3,367	$2,512	$3,701	$3,400
Loss from continuing operations	$2,706	$2,685	$2,130	$648
Net loss	$2,706	$2,685	$2,130	$724
Loss per share from continuing operations	$0.08	$0.07	$0.06	$0.02
Net loss per share, basic and diluted	$0.08	$0.07	$0.06	$0.02

2002
Sales	$3,006	$3,126	$5,111	$3,432
Loss from continuing operations	$2,086	$1,334	$1,268	$1,493
Net loss	$2,086	$1,334	$1,268	$1,582
Loss per share from continuing operations	$0.06	$0.04	$0.04	$0.04
Net loss per share, basic and diluted	$0.06	$0.04	$0.04	$0.05

Liquidity and Capital Resources

The Company's cash and short-term investments balance at June 30, 2004 was $2.7 million, compared to $2.8 million at December 31, 2003.

The Company had total working capital of $6.0 million at June 30, 2004, an increase of $1.5 million from the  $4.5 million at December 31, 2003.  This change in the Company's working capital was a result of the net earnings reported and cash from operations of $0.6 million arising from increases in accounts payable and accrued liabilities and offset by cash used to increase portable terminal inventories to respond to forecasted growth in demand and accounts receivable that were required for the increase in revenues.

The Company also had a gain from the effect of changes in exchanges rates on cash of $0.1 million and received proceeds of $0.5 million from the exercise of warrants.

Tabular Disclosure of Contractual Obligations

As of June 30, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000*s)	Total	Less than 1 year	1 to 3 years	4 - 5 years	After 5 years
Operating Lease	$2,302	$1,010	$1,257	$35	-
Inventory Purchases	$2,681	$2,681	-	-	-
Long-Term Debt	$2,668	-	$2,668	-	-

Outstanding Share Data

During the three and six months ended June 30, 2004, 140,000 and 942,001 warrants were exercised for proceeds of $77,000 and $518,101 respectively.  As at June 30, 2004, the Company had issued and outstanding 39,942,832 common shares.  As at July 29, 2004, no additional shares had been issued and a total of 2,989,850 options and 6,146,711 share purchase warrants that entitle their holder to purchase one common share of the Company at various prices were outstanding.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2003 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management's Discussion and Analysis in the 2003 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2003.

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the following unaudited financial statements for the period ended March 31, 2004.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

For More Information Contact

Troy Bullock, CA
Chief Financial Officer
Norsat International Inc. +1-604-292-9032 tbullock@norsat.com

Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$1,696,242	$2,581,141
Short-term investments	1,050,000	250,000
Accounts receivable	1,960,770	1,836,726
Inventories	4,647,344	2,656,649
Prepaid expenses and other	387,411	176,269
Current assets from discontinued operations	-	41,581

	9,741,767	7,542,366

Property and equipment	1,237,857	1,482,744
Goodwill	440,095	440,095
Other assets	43,029	49,431

	$11,462,748	$9,514,636

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,957,621	$381,646
Accrued liabilities	1,847,469	1,753,400
Current liabilities from discontinued operations	48,047	933,403

	3,853,137	3,068,449

Long-term debt	1,459,357	1,271,198

Shareholders' equity:
Share capital (note 2)	39,671,599	39,153,498
Contributed surplus	1,280,248	1,200,109
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(36,710,720)	(37,087,745)

	6,150,254	5,174,989

	$11,462,748	$9,514,636

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Sales	$3,371,385	$2,512,099	$7,728,896	$5,879,209

Cost of sales	1,785,727	2,012,088	4,093,489	4,623,711

	1,585,658	500,011	3,635,407	1,255,498
Expenses:
Selling, general and administrative	1,204,941	1,676,787	2,630,059	3,395,429
Product development	434,853	1,045,577	796,101	2,296,463
Technology Partnerships
Canada funding	-	(135,909)	-	(667,465)

	1,639,794	2,586,455	3,426,160	5,024,427
Earnings (loss) from continuing
operations before amortization,
restructuring and other expenses	(54,136)	(2,086,444)	209,247	(3,768,929)
Expenses:
Amortization	154,226	329,205	304,404	709,177
Restructuring charge	-	50,000	-	420,000

	154,226	379,205	304,404	1,129,177
Loss from continuing operations
before other expenses	(208,362)	(2,465,649)	(95,157)	(4,898,106)

Other expenses (note 3)	146,629	219,148	248,262	492,349

Loss from continuing operations	(354,991)	(2,684,797)	(343,419)	(5,390,455)
Recovery from discontinued
operations	-	-	720,444	-

Net earnings (loss)	(354,991)	(2,684,797)	377,025	(5,390,455)

Deficit, beginning of period	(36,355,729)	(31,548,379)	(37,087,745)	(28,842,721)

Deficit, end of period	$(36,710,720)	$(34,233,176)	$(36,710,720)	$(34,233,176)

Net earnings (loss) per common
share - basic and diluted (note 4)
Continuing operations	$(0.01)	$(0.07)	$(0.01)	$(0.15)
Discontinued operations	$-	$-	$-	$-
Net earnings (loss)	$(0.01)	$(0.07)	$0.01	$(0.15)

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Cash provided by (used in): Operations:

Loss from continuing operations	$(354,991)	$(2,684,797)	$(343,419)	$(5,390,455)
Items not involving cash:
Amortization	154,226	329,205	304,404	709,177
Gain on disposal of property and equipment
	(3,935)	-	(7,087)	-
Interest accreted on long-term debt and deferred finance cost amortization

	82,497	69,635	158,622	141,052
Foreign exchange loss (gain)	(4,110)	119,236	10,115	180,003
Stock-based compensation	45,610	-	80,139	-
Changes in non-cash working capital (note 6)
	(773,631)	226,151	(655,837)	1,504,207

Cash used in continuing operations
	(854,334)	(1,940,570)	(453,063)	(2,856,016)
Recovery from discontinued operations
	-	-	720,444	-
Changes in non-cash working capital
	(25,360)	82,711	(885,356)	62,447

	(879,694)	(1,857,859)	(617,975)	(2,793,569)
Investments:
Net purchase of property and equipment
	(52,898)	(53,931)	(52,430)	(61,443)
Sale (purchase) of short-term investments
	900,000	71,965	(800,000)	(178,035)

	847,102	18,034	(852,430)	(239,478)

Financing:
Proceeds on exercise of warrants	77,000	-	518,101	-
Issue of common shares and units	-	1,861,298	-	2,912,170

	77,000	1,861,298	518,101	2,912,170
Effect of change in exchange rates on cash
	25,910	(221,650)	67,405	(380,004)

Increase (decrease) in cash and cash equivalents
	70,318	(200,177)	(884,899)	(500,881)

Cash and cash equivalents,
beginning of period	1,625,924	2,607,107	2,581,141	2,907,811

Cash and cash equivalents, end of period
	$1,696,242	$2,406,930	$1,696,242	$2,406,930

Supplemental cash flow and other disclosures (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2003 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments” permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company's cost with the fair value method for the for the three and six months ended June 30, 2004 was $45,610 and  $80,139 respectively, and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net loss for the three months ended June 30, 2004 would have increased by $24,000 to $378,991 and the Company's pro forma net earnings for the six months ended June 30, 2004 would have decreased by $46,000 to $331,025.  The Company's basic and diluted net loss of $0.01and net earnings of $0.01 per common share would remain unchanged for the three and six months ended June 30, 2004, respectively.  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

2 Share capital:

During the quarter 140,000 warrants were exercised for proceeds of $77,000.  In addition, in accordance with the Company's agreement with Technology Partnerships Canada (“TPC”), the Company issued 1,206,811 share purchase warrants to TPC.  The warrants expire after five years, and entitle the holder to purchase one common share of the Company for $1.09.  The total fair value of the warrants were $1,000,000 and was determined using the Black-Scholes valuation model assuming an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

3 Other expenses:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Net interest - cash	$77,217	$58,703	$153,783	$121,064
Interest - non-cash	82,497	69,635	158,622	141,052
Foreign currency loss (gain)	(9,150)	90,810	(57,056)	230,233
Gain on disposal of property and equipment	(3,935)	-	(7,087)	-

	$146,629	$219,148	$248,262	$492,349

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

4 Earnings per share:

As the Company has a net loss from continuing operations in each of the periods presented, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive.  The weighted average number of shares used in calculating basic and diluted net loss per share for the three and six months ended June 30, 2004 were 39,879,755 (2003 – 36,023,318) and 39,797,438 (2003 – 35,105,341) respectively.

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and six months ended June 30, 2004 and 2003 respectively.   The comparative balance sheet amounts are as at December 31, 2003.

Three months ended June 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$2,238,378	$1,133,007	$3,371,385
Gross profit	987,362	598,296	1,585,658

Three months ended June 30, 2003	Microwave	Satellite Systems	Consolidated

Sales	$2,158,423	$353,676	$2,512,099
Gross profit (loss)	505,560	(5,549)	500,011

Six months ended June 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$4,892,828	$2,836,068	$7,728,896
Gross profit	2,183,807	1,451,600	3,635,407
Total assets related to continuing operations	4,820,500	6,642,248	11,462,748
Property and equipment	249,909	987,948	1,237,857

Six months ended June 30, 2003	Microwave	Satellite Systems	Consolidated

Sales	$4,947,184	$932,025	$5,879,209
Gross profit	958,293	297,205	1,255,498
Total assets related to continuing operations	4,737,202	4,735,853	9,473,055
Property and equipment	392,750	1,089,994	1,482,744

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow and other disclosures:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Changes in non-cash operating
working capital:
Accounts receivable	$162,232	$(202,555)	$(124,044)	$2,174,015
Inventories	(1,554,886)	723,969	(1,990,695)	1,429,230
Prepaid expenses and other	(121,743)	192,281	(211,142)	(14,128)
Accounts payable and accrued	740,766	(477,949)	1,670,044	(1,774,143)
liabilities
Deferred revenue	-	(9,595)	-	(310,767)

	$(773,631)	$226,151	$(655,837)	$1,504,207

Supplementary information:
Interest paid	$-	$-	$104,800	$119,200
Income taxes paid	$2,349	$1,208	$43,734	$3,020

7 Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2004.